SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No.______)

UNITED FUEL & ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

910425107

 (CUSIP NUMBER)

Charles McArthur
405 N. Marienfeld, Suite 300
Midland, Texas 79701
Tel. No.: (432) 571-8000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2007

 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910425107	13D	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles McArthur
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,095,733
	8	SHARED VOTING POWER 24,641,276 (1)
	9	SOLE DISPOSITIVE POWER 1,095,733
	10	SHARED DISPOSITIVE POWER - 0 -
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,737,009 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%
14		TYPE OF REPORTING PERSON IN

(1)  Includes 24,641,276 shares of common stock beneficially held by Frank P. Greinke. Mr. McArthur has entered into a Stockholders Agreement, as described in Item 3 and Item 6 below. Mr. McArthur disclaims beneficial ownership of the 24,641,276 Shares beneficially held by Frank P. Greinke.

CUSIP No. 910425107	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Shares”), of United Fuel & Energy Corporation, a Nevada corporation (the “Company”), which has its principal executive offices at 405 N. Marienfeld, Suite 300, Midland, Texas 79701.

Item 2.		Identity and Background.

	(a)	Name of the reporting person:

Charles McArthur (“McArthur”)

	(b)	Business address of the reporting person:

405 N. Marienfeld, Suite 300
Midland, Texas 79701

(c)
McArthur is employed by the Company, which has its principal executive offices at 405 N. Marienfeld, Suite 300, Midland, Texas 79701. McArthur serves as the Company’s President and Chief Executive Officer.

(d)-(e)
During the last five years, McArthur has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

	(f)	McArthur is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 14, 2007, the Company entered into a Mutual Stock Purchase Agreement (the “Purchase Agreement”) with Frank P. Greinke, Frank P. Greinke, in his capacity as Trustee under the Greinke Business Living Trust dated April 20, 1999 (the “Trust”), and Cardlock Fuels System, Inc., a California corporation (“CFS”), pursuant to which the Company agreed to acquire all of the outstanding stock of CFS from the Trust in exchange for the issuance to the Trust of 24,641,276 shares of the Company’s common stock.

In connection with the completion of the Company’s acquisition of CFS on October 5, 2007, McArthur entered into a Stockholders Agreement (the “Stockholders Agreement”) with the Company, Frank P. Greinke, the Trust, Thomas E. Kelley and Falcon Seaboard Investment Company, L.P. Pursuant to the terms of this Stockholders Agreement, McArthur, Mr. Kelly and Falcon Seaboard agreed, for a period ending on October 5, 2008, to vote all of their shares at any of the Company’s stockholders meetings in favor of Mr. Greinke’s election to the Company’s board of directors. In turn, Mr. Greinke and the Trust agreed to vote all of their shares at any stockholders meeting, over the same time period, against any action to remove any member of the Company’s board of directors, for any action to reelect the existing members of the Company’s board of directors, and otherwise in accordance with the written recommendations of McArthur.

The foregoing description of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which was filed as Exhibit 4.1 attached to the Company’s Current Report on Form 8-K filed on October 11, 2007.

CUSIP No. 910425107	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

McArthur did not acquire any securities of the Company in the transaction described in Item 3 above and McArthur has no current plans, proposals or arrangements which would relate to or result in any of the following:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, other than as described in Item 6 below;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)
any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(5) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)  and (b) As of the date hereof, McArthur beneficially owns and has the sole power to vote 1,095,733 Shares and such Shares constitute approximately 2.7% of the total Shares of the Company’s common stock issued and outstanding as of the date hereof, assuming the exercise of all stock options held by McArthur. Such Shares beneficially owned by McArthur include: 595,733 Shares held by McArthur; and 500,000 shares subject to presently exercisable stock options held by McArthur.

For the purpose of Rule 13d-3 promulgated under the Act, McArthur, by reason of the terms of the Stockholders Agreement, may be deemed to have shared voting power with respect to (and therefore to beneficially own) 24,641,276 Shares, representing approximately 61.8% of the outstanding Shares. McArthur has the power to direct the voting of the 24,641,276 Shares owned by the Trust in accordance with the terms of the Stockholders Agreement. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that McArthur is the beneficial owner of the 24,641,276 Shares owned by the Trust and subject to the terms of the Stockholder Agreement for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except for the execution and delivery of the Stockholders Agreement, no transactions in the Shares were effected by McArthur during the 60 days prior to the date hereof.

(d)  Inapplicable.

(e)  Inapplicable.

CUSIP No. 910425107	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In April 2006, McArthur, Thomas E. Kelly, the Company’s Vice Chairman of the Board, entered into a Voting Agreement with Falcon Seaboard Investment Company, L.P., pursuant to which McArthur and Mr. Kelly agreed to vote (or cause to be voted) all of their Shares (and any and all securities issued or issuable in respect thereof) in favor of electing one member designated by Falcon Seaboard Investment Company to the Company’s board of directors and against (or to otherwise withhold votes from) any nominees for election to the Company’s board of directors to whom Falcon Seaboard Investment Company has notified them that it reasonably objects.

In connection with the completion of the Company’s acquisition of CFS on October 5, 2007 as described in Item 3 above, the Company entered into a Stockholders Agreement with McArthur, Frank P. Greinke, the Trust, Thomas E. Kelley and Falcon Seaboard Investment Company. Pursuant to the terms of this Stockholders Agreement, McArthur, Mr. Kelly and Falcon Seaboard agreed, for a period ending on October 5, 2008, to vote all of their shares at any of the Company’s stockholders meetings in favor of Mr. Greinke’s election to the Company’s board of directors. In turn, Mr. Greinke and the Trust agreed to vote all of their shares at any stockholders meeting, over the same time period, AGAINST any action to remove any member of the Company’s board of directors, FOR any action to reelect the existing members of the Company’s board of directors, and otherwise in accordance with the written recommendations of McArthur.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To McArthur’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1.
Voting Agreement dated April 21, 2006, by and among Falcon Seaboard Investment Company, L.P., Thomas E. Kelly and Charles McArthur (incorporated by reference to Exhibit 99.2 to that certain Schedule 13D filed by Falcon Seaboard Investment Company, L.P. with respect to the Company on May 5, 2006).

99.2.
Stockholders Agreement dated October 5, 2007, by and among United Fuel & Energy Corporation, a Nevada corporation, Frank P. Greinke, Frank P. Greinke, as Trustee under the Greinke Business Living Trust dated April 20, 1999, Thomas E. Kelly, Falcon Seaboard Investment Company, L.P., and Charles McArthur (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 11, 2007).

CUSIP No. 910425107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: October 17, 2007

/s/ Charles McArthur
Charles McArthur